Exhibit (c)

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

June 6, 2021

The Special Committee of the Board of Directors
EXFO Inc.
400 Godin Avenue
Québec City, Quebec
G1M 2K2

To the Special Committee:

TD Securities Inc. (“TD Securities”) understands that EXFO Inc. (“EXFO”) is contemplating entering into an arrangement agreement (the “Arrangement Agreement”) with 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc., entities related to Germain Lamonde, Founder, Executive Chairman and controlling shareholder of EXFO, pursuant to which 11172239 Canada Inc. (the “Purchaser”) would acquire all of the outstanding subordinate voting shares of EXFO (the “Subordinate Voting Shares”) not beneficially owned or controlled by the Purchaser or any of its affiliates (the “Transaction”) for cash consideration of US$6.00 per Subordinate Voting Share (the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Transaction are to be described in a circular (the “Circular”) that will be sent to holders of Subordinate Voting Shares (the “SVS Shareholders”) in connection with the Transaction.

TD Securities also understands that a special committee (the “Special Committee”) of the Board of Directors of EXFO (the “Board of Directors”), consisting of directors who are independent of Germain Lamonde and his affiliated entities, has been constituted to consider the Transaction and make recommendations thereon to the Board of Directors. The Special Committee has retained TD Securities to prepare and deliver to the Special Committee: (i) a formal valuation (the “Valuation”) of the Subordinate Voting Shares in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (corresponding to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions in the Province of Québec) (“MI 61-101”); and (ii) an opinion (the “Fairness Opinion” and together with the Valuation, the “Valuation and Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the SVS Shareholders, other than Germain Lamonde, his affiliated entities and any of their joint actors, pursuant to the Transaction.

Engagement of TD Securities by the Special Committee

TD Securities was first contacted by the Special Committee on March 15, 2021 and was engaged by the Special Committee pursuant to an engagement agreement (the “Engagement Agreement”) effective March 29, 2021. On June 6, 2021, at the request of the Special Committee, TD Securities orally delivered the Valuation and Fairness Opinion. This Valuation and Fairness Opinion provides the same conclusions and opinions, in writing, as of June 6, 2021. The terms of the Engagement Agreement provide that TD Securities will receive a fee of C$800,000 for its services and is to be reimbursed for reasonable expenses incurred in performing its services. In addition, EXFO has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities incurred in connection with the provision of its services. The fees payable to TD Securities under the Engagement Agreement are not contingent, either in whole or in part, upon the conclusions reached by TD Securities in the Valuation and Fairness Opinion or the completion of the Transaction. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuation and Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof with the applicable Canadian and US securities regulatory authorities.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions, including in connection with transactions that were subject to the requirements of MI 61-101.

This Valuation and Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. This Valuation and Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Valuation and Fairness Opinion.

Independence of TD Securities

Neither TD Securities nor any of its affiliated entities (as such term is defined for the purposes of the MI 61-101) (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of EXFO, Germain Lamonde or any of their respective associates or affiliates (collectively, the “Interested Parties”); (ii) is an advisor to any of the Interested Parties in connection with the Transaction other than to the Special Committee pursuant to the Engagement Agreement; (iii) is a manager or co-manager of a soliciting dealer group for the Transaction (or a member of the soliciting dealer group for the Transaction providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or (iv) has a material financial interest in the completion of the Transaction.

TD Securities and its affiliated entities have not been engaged to provide any financial advisory services, nor have they acted as lead or co-lead manager on any offering of securities of EXFO or any other Interested Party during the 24 months preceding the date TD Securities was first contacted in respect of the Valuation and Fairness Opinion or the 24 months preceding the date of this Valuation and Fairness Opinion.

The fees paid to TD Securities in connection with the foregoing activities, together with the fee payable to TD Securities pursuant to the Engagement Agreement are not, in the aggregate, financially material to TD Securities, and do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation and Fairness Opinion. There are no understandings or agreements between TD Securities and EXFO or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for EXFO or any other Interested Party and receive fees in connection therewith. The Toronto-Dominion Bank, the parent company of TD Securities, and TD Securities may in the future, in the ordinary course of their respective businesses, provide banking services or credit facilities to EXFO or any other Interested Party and receive fees in connection therewith.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have, in the ordinary course of its business, positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, EXFO or any Interested Party.

Scope of Review

In connection with the Valuation and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated June 5, 2021;

2.	executed commitment letters for debt financing from National Bank of Canada and Investissement Québec dated June 4, 2021;

3.	audited financial statements of EXFO and related management’s discussion and analysis for the fiscal years ended August 31, 2018, 2019 and 2020;

4.	unaudited financial statements of EXFO and related management’s discussion and analysis for the fiscal quarters ended November 30, 2020, and February 28, 2021;

5.	other securities regulatory filings of EXFO for the fiscal years ended August 31, 2018, 2019 and 2020;

6.
unaudited projected financial and operational information for EXFO for the fiscal years ending August 31, 2021 through August 31, 2026 prepared by management of EXFO (the “Management Forecast” and the “Updated Management Forecast”);

7.	various financial, operational and corporate information regarding EXFO prepared or provided by management of EXFO;

8.	representations contained in a certificate dated June 6, 2021, from senior officers of EXFO (the “Certificate”);

9.	discussions with senior management of EXFO with respect to the information referred to above and other issues and matters considered relevant;

10.	discussions with Germain Lamonde, Founder, Executive Chairman and controlling shareholder of EXFO and the Purchaser, and the Purchaser’s financial advisor;

11.	information regarding EXFO and the proposed Transaction provided by the Purchaser’s financial and legal advisors;

12.	discussions with the Special Committee and its legal advisor with respect to the matters noted above and other matters considered relevant;

13.	various research publications prepared by industry and equity research analysts regarding EXFO and other selected public entities considered relevant;

14.	public information relating to the business, operations, financial performance and security trading history of EXFO and other selected public entities considered relevant;

15.	public information with respect to certain other transactions of a comparable nature considered relevant; and

16.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not reviewed any draft of the Circular as no such draft was available as of June 6, 2021, the date the Valuation and Fairness Opinion was rendered. TD Securities has not, to the best of its knowledge, been denied access by EXFO to any information requested by TD Securities. TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the audited financial statements of EXFO and the reports of the auditors thereon.

Prior Valuations

Senior officers of EXFO, on behalf of EXFO and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to EXFO or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of EXFO other than those which have been provided to TD Securities or, in the case of valuations known to EXFO which it does not have within its possession or control, notice of which has not been given to TD Securities.

Assumptions and Limitations

With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness, and fair presentation of all financial and other data and information obtained by it from public sources, provided to it by or on behalf of EXFO, its representatives or its affiliates, or otherwise obtained by or discussed with TD Securities, including the Certificate (collectively, the “Information”). The Valuation and Fairness Opinion is conditional upon such accuracy, completeness, and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has been advised by EXFO, and has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be), in the reasonable opinion of EXFO, reasonable in the circumstances.

Senior officers of EXFO, on behalf of EXFO and not in their personal capacities, have represented to TD Securities in the Certificate, among other things, that to the best of their knowledge, information and belief after due inquiry, (i) EXFO has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to EXFO which would reasonably be expected to affect materially the Valuation or Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, the “EXFO Information”) as filed under EXFO’s profile on SEDAR and/or provided to TD Securities by or on behalf of EXFO or its representatives in respect of EXFO and its affiliates in connection with the Transaction is or, in the case of historical EXFO Information was, at the date of preparation, true, complete and accurate in all material aspects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the EXFO Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the EXFO Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by EXFO and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of EXFO and no material change has occurred in the EXFO Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Fairness Opinion; (iv) any portions of the EXFO Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of EXFO, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to EXFO or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of EXFO other than those which have been provided to TD Securities or, in the case of valuations known to EXFO which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving the sale of any material property of EXFO or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of paragraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall mean assets, liabilities and property of EXFO or its affiliates having a gross value greater than or equal to C$3,000,000 but shall exclude any sales of inventory or services in the ordinary course of business; (vii) since the dates on which the EXFO Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by EXFO or any of its affiliates; (viii) other than as disclosed in the EXFO Information, neither EXFO nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Transaction, EXFO or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect EXFO or its affiliates or the Transaction; (ix) all financial material, documentation and other data concerning the Transaction, EXFO and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of EXFO; (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Transaction, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Transaction for filing with regulatory authorities or delivery or communication to securityholders of EXFO (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply in all material respects with all requirements under applicable laws; (xii) EXFO has complied in all material respects with the Engagement Agreement, including the terms and conditions of the Indemnity attached thereto; and (xiii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of EXFO which have not been disclosed to TD Securities.

In preparing the Valuation and Fairness Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Transaction can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Transaction will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Transaction are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to the SVS Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Valuation and Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, EXFO, the Purchaser and their respective subsidiaries and affiliates or any other Interested Party. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the financial statements forming part of the Information. TD Securities expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of EXFO’s officers, directors or employees, or any class of such persons, relative to the Consideration.

The Valuation and Fairness Opinion has been provided solely for the use and benefit of the Special Committee and the Board of Directors (other than Germain Lamonde and Philippe Morin) and is not intended to be, and does not constitute, a recommendation to the Special Committee or the Board of Directors that EXFO enter into the Arrangement Agreement or approve the Transaction or that any SVS Shareholders vote in favor of or otherwise take any action in connection with the Transaction. The Valuation and Fairness Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Valuation and Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to EXFO, nor does it address the underlying business decision to implement the Transaction or any other term or aspect of the Transaction, the Arrangement Agreement or any other agreements entered into or amended in connection with the Transaction. TD Securities expresses no opinion with respect to future trading prices of securities of EXFO. In considering the fairness, from a financial point of view, of the Consideration to be received by the SVS Shareholders, other than Germain Lamonde, his affiliated entities and any of their joint actors, pursuant to the Transaction, TD Securities did not consider the specific circumstances of any particular SVS Shareholder, including with regard to income tax considerations. The Valuation and Fairness Opinion is rendered as of June 6, 2021, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of EXFO and its subsidiaries as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuation and Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation and Fairness Opinion after such date. In preparing the Valuation and Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Subordinate Voting Shares or other securities of EXFO, or any business combination or other extraordinary transaction involving EXFO, nor did TD Securities negotiate with any other party in connection with any such transaction involving EXFO. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities (contingent or otherwise) of EXFO or its subsidiaries, nor has it been furnished with any such evaluation or appraisal. TD Securities is not an expert on, and did not provide advice to the Special Committee regarding, legal, accounting, regulatory or tax matters. TD Securities has relied upon, without independent verification, the assessment of the Special Committee and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Other than as expressly permitted herein, the Valuation and Fairness Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express prior written consent of TD Securities.

The preparation of a Valuation and Fairness Opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation and Fairness Opinion. Accordingly, the Valuation and Fairness Opinion should be read in its entirety.

Overview of EXFO

EXFO, founded in 1985 and headquartered in Québec City, Quebec, Canada, provides communications service providers (“CSPs”) as well as data center, cloud and web-scale operators with test, monitoring and analytics solutions to ensure the smooth deployment, maintenance and management of next generation networks. EXFO is number one in optical testing in terms of global market share and among the top five suppliers of monitoring and analytics solutions for the communications industry worldwide. EXFO maintains strong relationships with network equipment manufacturers (NEMs) and optical equipment manufacturers to develop a deep expertise that migrates from the lab to the field and beyond. EXFO’s customers on a global basis use test, monitoring and analytics solutions to enable their networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring. EXFO sells its products to a diversified customer base in approximately 100 countries.

EXFO operates in two business segments: Test and Measurement (“T&M”) and Service Assurance, Systems and Services (“SASS”). T&M markets test solutions that are mainly used by CSPs to install, turn up and maintain their optical, wireless and copper-based communications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. EXFO also provides advanced optical test equipment for R&D labs. SASS provides a wide portfolio of monitoring and troubleshooting solutions for wireline and wireless CSPs, delivering full visibility of the network, service and subscriber levels. EXFO’s monitoring solutions are complemented by network topology software for automated root cause analysis and network inventory applications (physical, virtual and hybrid). The full suite of EXFO’s monitoring, troubleshooting and analytics solutions improves subscriber experience and network operators’ business performance, optimizes end-to-end service quality, and provides the required insights to enhance subscriber experience.

EXFO provides a blend of hardware equipment, software and services which accelerates digital transformations related to fixed and mobile network deployments. EXFO targets high-growth market opportunities that enable customers to increase bandwidth capacity and improve quality of experience on network infrastructures: 5G and Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul and fronthaul, small cells and distributed antenna systems (DAS), 400G and 100G network upgrades as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

EXFO has offices in Montreal (Canada), Richardson (Texas, United States), Pune (India), Chandler’s Ford (UK), Lannion (France), Oulu (Finland), Rennes (France), Shenzhen (China), Valencia (Spain) and London (UK). In addition, EXFO maintains sales offices and/or have regional sales managers in Australia, China, Czech Republic, France, Germany, Great Britain, India, Japan, Lebanon, Mexico, Morocco, Singapore, South Africa, Spain, Sweden, United Arab Emirates and the United States. EXFO employs approximately 1,900 people in over 25 countries worldwide.

Historical Financial Information

The following table summarizes certain of EXFO’s consolidated operating results for the fiscal years ended August 31, 2018, 2019, and 2020, and for the six months ended February 29, 2020, and February 28, 2021:

(in US$ millions)	Fiscal Year Ended August 31,			Unaudited Six Months Ended Feb 29 & 28,		Unaudited LTM Ended Feb 28,
	2018	2019	2020	2020	2021	2021
Sales
Test and Measurement	197.4	204.7	197.4	93.4	101.8	205.7
Service Assurance, Systems and Services	71.2	82.8	69.2	35.7	38.6	72.1
Corporate	0.9	(0.6)	(1.0)	(0.2)	0.4	(0.4)
Total Sales	269.5	286.9	265.6	128.9	140.8	277.5
Adjusted EBITDA[1]	17.2	25.6	18.2	2.6	13.4	28.9
Margin	6.4%	8.9%	6.8%	2.0%	9.5%	10.4%
Net Earnings (Loss)[2]	(11.9)	(2.5)	(9.5)	(9.1)	1.1	0.7
Capital Expenditures	10.5	7.5	7.6	4.2	2.3	5.7
Cash Flow from Operations	14.4	17.2	(2.1)	0.7	16.7	13.9

1.
Adjusted EBITDA as reported by EXFO, which includes the effects of IFRS 16 (Leases) adopted by EXFO as of September 1, 2019, and excludes stock-based compensation costs, restructuring charges, foreign exchange loss and other one-time items.

2.	Represents net earnings (loss) attributable to EXFO.

The following table summarizes EXFO’s consolidated balance sheet as at the end of the fiscal years 2018, 2019, and 2020, and as at February 29, 2020, and February 28, 2021:

(in US$ millions)	As at August 31,			Unaudited as at Feb 29 & 28,
	2018	2019	2020	2020	2021

Cash	12.8	16.5	32.8	19.1	23.9
Other Current Assets	104.6	108.6	115.5	94.1	113.5
Property, Plant and Equipment	44.3	39.4	39.7	39.2	39.5
Other Non-Current Assets	122.8	113.1	122.7	119.0	119.8
Total Assets	284.5	277.6	310.7	271.4	296.6

Bank Loan and Current Portion of Long-Term Debt	13.6	7.4	34.8	15.8	12.5
Other Current Liabilities	71.5	78.6	78.2	68.8	81.1
Long-Term Debt	5.9	3.3	2.1	2.3	1.5
Other Non-Current Liabilities	15.6	15.7	22.9	21.4	21.2
Shareholders’ Equity	177.9	172.6	172.6	163.1	180.2
Total Liabilities and Shareholders’ Equity	284.5	277.6	310.7	271.4	296.6

On a fully-diluted basis, EXFO has approximately 59.9 million shares outstanding which includes Subordinate Voting Shares, multiple voting shares, restricted share units, and deferred share units.

Share Trading Information

EXFO’s Subordinate Voting Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol EXF and on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol EXFO. The following table sets forth, for the periods indicated, the high and low closing prices and the volume traded on the TSX and Nasdaq:

	TSX				Nasdaq
	Closing Prices (C$)		Volume		Closing Prices (US$)		Volume
Period	High	Low	(000s)		High	Low	(000s)

June 2020	4.45	3.56	300		3.32	2.64	117
July 2020	5.57	3.99	221		4.15	2.99	357
August 2020	5.52	4.70	78		4.16	3.58	97
September 2020	4.80	4.32	133		3.70	3.23	68
October 2020	4.27	3.42	232		3.21	2.56	130
November 2020	3.94	3.38	294		3.01	2.55	125
December 2020	4.49	3.76	213		3.53	2.92	129
January 2021	5.11	4.19	849		4.03	3.29	260
February 2021	5.87	4.61	187		4.65	3.58	189
March 2021	5.55	5.26	113		4.40	4.15	317
April 2021	5.60	4.53	137		4.44	3.51	68
May 2021	4.66	4.33	74		3.78	3.54	116
June 1, 2021 to June 6, 2021	4.46	4.36	5		3.73	3.63	5
June 1, 2020 to June 6, 2021	5.87	3.38	2,836	[1]	4.65	2.55	1,978	[2]

Source: Bloomberg.
1.	Total volume (000s) inclusive of all Canadian exchanges and other facilities on which the Subordinate Voting Shares are traded was 4,404.
2.	Total volume (000s) inclusive of all US exchanges and other facilities on which the Subordinate Voting Shares are traded was 10,652.

The closing prices of the Subordinate Voting Shares on the TSX and Nasdaq on June 4, 2021, the last trading day prior to the date on which TD Securities orally delivered the Valuation and Fairness Opinion, were C$4.46 and US$3.70, respectively.

Valuation of the Subordinate Voting Shares

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, TD Securities has made no downward adjustment to the fair market value of the Subordinate Voting Shares to reflect the liquidity of the Subordinate Voting Shares, the effect of the Transaction, or the fact that the Subordinate Voting Shares held by the SVS Shareholders (other than Germain Lamonde, his affiliated entities and any of their joint actors) do not form part of a controlling interest.

Approach to Value

The Valuation is based upon techniques and assumptions that TD Securities considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Subordinate Voting Shares. Fair market value of the Subordinate Voting Shares was analyzed on a going concern basis and was expressed as an amount per Subordinate Voting Share.

Valuation Methodologies

In preparing the Valuation, TD Securities primarily considered two methodologies:

1.	discounted cash flow (“DCF”) analysis; and

2.	comparable precedent transactions analysis.

In addition, as discussed in greater detail below, TD Securities reviewed the results of a market trading multiples analysis for EXFO but did not rely on this analysis to arrive at its conclusion regarding the fair market value of the Subordinate Voting Shares.

Discounted Cash Flow Analysis

TD Securities applied the DCF methodology to EXFO in order to arrive at its conclusion regarding fair market value of the Subordinate Voting Shares. The DCF methodology reflects the growth prospects and risks inherent in EXFO’s business by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by EXFO. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates, and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities’ DCF analysis involved discounting to a present value EXFO’s projected unlevered after-tax free cash flows from March 1, 2021 until August 31, 2026 under the Management Forecast and the Updated Management Forecast, including terminal values determined as at August 31, 2026, using an appropriate weighted average cost of capital (“WACC”) as the discount rate.

Comparable Precedent Transactions Analysis

TD Securities applied the comparable precedent transactions methodology to EXFO in order to arrive at its conclusion regarding the fair market value of the Subordinate Voting Shares. TD Securities identified and reviewed 14 precedent transactions involving comparable companies which had been completed and for which there was sufficient public information to derive valuation multiples. Ideally, comparable precedent transactions considered would be comparable in terms of operating characteristics, growth prospects, risk profile and size. TD Securities applied the comparable precedent transactions methodology to EXFO on (i) a segmented basis, in which ranges of different valuation multiples were used to derive the values of the T&M and SASS segments of EXFO separately (the “Segmented Approach”); and (ii) a consolidated basis, in which one range of valuation multiples was used to derive a value for the consolidated business (the “Consolidated Approach”). In the Segmented Approach, TD Securities considered enterprise value to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to be the primary valuation multiple when applying the comparable precedent transactions methodology to the T&M segment and enterprise value to sales to be the primary valuation multiple when applying the comparable precedent transactions methodology to the SASS segment. In the Consolidated Approach, TD Securities considered enterprise value to EBITDA to be the primary valuation multiple when applying the comparable precedent transactions methodology to EXFO on a consolidated basis.

Market Trading Multiples Analysis

TD Securities applied the market trading multiples methodology to EXFO in order to determine whether such an analysis might imply values which exceed the values implied by the DCF and comparable precedent transactions methodologies. TD Securities identified and reviewed 10 publicly traded comparable companies and derived appropriate valuation multiples for such companies based on the market trading prices of their common shares. Ideally, comparable public companies considered would be comparable in terms of operating characteristics, growth prospects, risk profile and size. TD Securities considered enterprise value to EBITDA to be the primary valuation multiple when applying the market trading multiples methodology to EXFO. Based on this review, TD Securities concluded that the market trading multiples analysis implied values that were generally below the values determined by the other methodologies. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities did not rely on this methodology in order to arrive at its conclusion regarding the fair market value of the Subordinate Voting Shares.

Discounted Cash Flow Analysis

Management Forecast

As a basis for the development of projected unlevered after-tax free cash flows for TD Securities’ DCF analysis and forecast value drivers for TD Securities’ comparable precedent transactions analysis, TD Securities reviewed the Management Forecast provided in April 2021 by management of EXFO. The Management Forecast was provided on a segmented basis for each of the T&M and SASS segments. TD Securities reviewed the underlying assumptions of the Management Forecast, including but not limited to revenues, gross margins, operating expenses, allocated corporate costs, and capital expenditures. TD Securities’ review was informed by industry research publications, equity research analyst reports, comparisons against comparable public peers, and other sources viewed as relevant including detailed discussions with management of EXFO. In addition, TD Securities held discussions with management of EXFO regarding assumptions for forecasted taxes payable as well as working capital assumptions for EXFO.

Rule 29.22 of the IIROC Dealer Member Rules permits the Special Committee to determine that the perceived detriment to an interested party, the issuer or its security holders of the disclosure of commercially or competitively sensitive information in a formal valuation outweighs the benefit of disclosure of such information to the readers of the formal valuation. The Special Committee decided that the perceived detriment to EXFO of the disclosure of certain portions of the Management Forecast and the Updated Management Forecast on a segmented basis as opposed to on a consolidated basis in the Valuation outweighed the benefit of disclosure of such information to the readers of the Valuation and instructed TD Securities not to disclose such information in the Valuation. Such segmented information was made available and taken into account by TD Securities in preparing the Valuation.

The following is a summary of the Management Forecast, as prepared by management of EXFO and provided to TD Securities:

(in US$ millions)	Fiscal Year Ending August 31,
	2021	2022	2023	2024	2025	2026
Sales
Test and Measurement	209.0	218.4	228.3	238.6	249.3	260.5
Service Assurance, Systems and Services	82.4	104.8	113.0	120.9	129.4	135.7
Corporate	1.2	0.4	0.2	‒	‒	‒
Total Sales	292.6	323.6	341.5	359.5	378.7	396.2
Cost of Sales	(124.6)	(137.1)	(142.7)	(149.9)	(157.4)	(163.9)
Gross Profit	168.0	186.5	198.8	209.6	221.3	232.3
Selling and Administrative Expense	(92.9)	(101.0)	(104.6)	(108.5)	(112.1)	(116.1)
Net Research and Development Expense	(52.6)	(56.7)	(58.7)	(61.1)	(63.8)	(66.3)
Stock-Based Compensation	4.0	4.0	3.7	3.7	3.7	3.7
Restructuring Charges and Other Non-Recurring	0.5	‒	‒	‒	‒	‒
Adjusted EBITDA (As Reported)	27.0	32.8	39.2	43.7	49.1	53.6
Pre-IFRS 16 Lease Expense[1]	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)
Adjusted EBITDA (Pre-IFRS 16)	23.5	29.3	35.7	40.2	45.6	50.1
Margin	8.0%	9.1%	10.5%	11.2%	12.0%	12.6%

Capital Expenditures	6.8	9.0	10.0	10.0	8.0	6.0

1.	Represents expenses related to certain leases of assets that are capitalized in EXFO’s financial statements pursuant to IFRS 16 (Leases).

Updated Management Forecast

On May 24, 2021, TD Securities was provided with the Updated Management Forecast, which had been presented to and approved by the Board of Directors. The Updated Management Forecast contained revisions to several assumptions for the fiscal years ending August 31, 2022 (“FY2022”) to August 31, 2026 (“FY2026”). At the Special Committee’s direction, TD Securities reviewed the Updated Management Forecast and used it in its analysis. TD Securities reviewed the differences in the assumptions underlying the Updated Management Forecast as compared to the Management Forecast and made the observations below.

T&M Sales and Gross Margin. The Management Forecast assumed an annual revenue growth rate of 4.5%. The Updated Management Forecast assumed an annual revenue growth rate of 4.0% in light of increased pricing pressure from competitors, expected weaker sales to customers in China, and delays in deployment of e-commerce solutions. Gross margin (as a percentage of sales) was consistent with the Management Forecast.

SASS Sales and Gross Margin. The Updated Management Forecast assumed that SASS revenue in FY2022 would be US$5 million lower than the Management Forecast, and the same growth rates as the Management Forecast were maintained thereafter. The reduction in revenue related to delays in a significant SASS contract and a delay in the execution of the longer-term SASS strategy. Gross margin (as a percentage of sales) was consistent with the Management Forecast.

Other Expenses and Capital Expenditures. Selling and administrative expense, net research and development expense, capital expenditures and other expenses were consistent with the Management Forecast, except for the addition of US$1 million per year in incremental net research and development expense which was added in the Updated Management Forecast for FY2022 to FY2026 and allocated to the SASS segment. The incremental expense related to the increased level of complexity of a significant SASS contract which would require additional research and development.

The following is a summary of the Updated Management Forecast, as prepared by management of EXFO and provided to TD Securities:

(in US$ millions)	Fiscal Year Ending August 31,
	2021	2022	2023	2024	2025	2026
Sales
Test and Measurement	209.0	217.4	226.1	235.1	244.5	254.3
Service Assurance, Systems and Services	82.4	99.8	107.6	115.1	123.2	129.2
Corporate	1.2	0.4	0.2	‒	‒	‒
Total Sales	292.6	317.6	333.9	350.2	367.7	383.5
Cost of Sales	(124.6)	(134.4)	(139.4)	(145.9)	(152.7)	(158.5)
Gross Profit	168.0	183.2	194.5	204.3	214.9	225.0
Selling and Administrative Expense	(92.9)	(101.0)	(104.6)	(108.5)	(112.1)	(116.1)
Net Research and Development Expense	(52.6)	(57.7)	(59.7)	(62.1)	(64.8)	(67.3)
Stock-Based Compensation	4.0	4.0	3.7	3.7	3.7	3.7
Restructuring Charges and Other Non-Recurring	0.5	‒	‒	‒	‒	‒
Adjusted EBITDA (As Reported)	27.0	28.5	33.9	37.4	41.7	45.3
Pre-IFRS 16 Lease Expense[1]	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)
Adjusted EBITDA (Pre-IFRS 16)	23.5	25.0	30.4	33.9	38.2	41.8
Margin	8.0%	7.9%	9.1%	9.7%	10.4%	10.9%

Capital Expenditures	6.8	9.0	10.0	10.0	8.0	6.0

1.	Represents expenses related to certain leases of assets that are capitalized in EXFO’s financial statements pursuant to IFRS 16 (Leases).

Based on this review, TD Securities determined that the Management Forecast and the Updated Management Forecast were appropriate for use in the DCF analysis and comparable precedent transactions analysis.

Benefits to a Purchaser of Acquiring 100% of the Subordinate Voting Shares

In accordance with MI 61-101, TD Securities reviewed and considered whether any distinctive material value would accrue to Germain Lamonde, the Purchaser and their affiliates, or any other purchaser of EXFO through the acquisition of 100% of the Subordinate Voting Shares. TD Securities specifically addressed whether there were any material operating or financial benefits that would accrue to such a purchaser as a result of: (i) savings of direct costs resulting from being a publicly-listed entity; and (ii) savings of overhead and operating expenses including, but not limited to, senior management, legal, finance, human resources, operations, sales and marketing and other administrative and operating functions.

In assessing the amount of synergies to include in the valuation of the Subordinate Voting Shares, TD Securities considered the amount of synergies that could be achieved by potential purchasers of EXFO as well as the amount of synergies such parties might pay for in an open auction of the company. TD Securities believes that there are potential purchasers that could achieve a certain level of synergies and concluded that in an open auction of EXFO, such purchasers might be willing to pay for 50% of these synergies. Management of EXFO provided TD Securities with a breakdown of estimated public company costs totaling US$1.0 million per annum. Additional synergies of US$8.4 million per annum were identified based on discussions with management of EXFO and an analysis of disclosed synergies for comparable precedent transactions. Based on the foregoing, TD Securities estimated annual pre-tax synergies of US$9.4 million and reflected 50% of the synergy amount, net of 50% of the estimated one-time costs to achieve such synergies of US$9.4 million, in its DCF analysis.

Summary of the Management Forecast and the Updated Management Forecast

A summary of the Management Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

(in US$ millions)	Fiscal Year Ending August 31,
	H2 2021 [1]	2022	2023	2024	2025	2026

Adjusted EBITDA (Pre-IFRS 16)	11.8	29.3	35.7	40.2	45.6	50.1
Stock-Based Compensation	(2.4)	(4.0)	(3.7)	(3.7)	(3.7)	(3.7)
Unlevered Cash Taxes[2]	(1.6)	(3.1)	(3.8)	(4.3)	(4.8)	(5.3)
Change in Non-Cash Working Capital[3]	(4.3)	(4.1)	(2.4)	(2.4)	(2.9)	(2.3)
Capital Expenditures	(4.5)	(9.0)	(10.0)	(10.0)	(8.0)	(6.0)
Unlevered Free Cash Flow Before Synergies	(1.0)	9.1	15.9	19.8	26.1	32.7
After-Tax Synergies (50% Sharing)	(1.7)	3.5	3.6	3.7	3.7	3.8
Unlevered Free Cash Flow After Synergies	(2.7)	12.6	19.4	23.5	29.9	36.6

1.	Six months ending August 31, 2021.
2.	Based on discussions with management of EXFO, taking into account EXFO’s projected taxable income and tax assets.
3.	Based on discussions with management of EXFO, based on historical levels of working capital accounts relative to sales, cost of sales or operating expenses, as applicable.

A summary of the Updated Management Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

(in US$ millions)	Fiscal Year Ending August 31,
	H2 2021 [1]	2022	2023	2024	2025	2026

Adjusted EBITDA (Pre-IFRS 16)	11.8	25.0	30.4	33.9	38.2	41.8
Stock-Based Compensation	(2.4)	(4.0)	(3.7)	(3.7)	(3.7)	(3.7)
Unlevered Cash Taxes[2]	(1.6)	(2.7)	(3.2)	(3.6)	(4.1)	(4.4)
Change in Non-Cash Working Capital[3]	(4.3)	(2.9)	(2.1)	(2.1)	(2.6)	(2.0)
Capital Expenditures	(4.5)	(9.0)	(10.0)	(10.0)	(8.0)	(6.0)
Unlevered Free Cash Flow Before Synergies	(1.0)	6.4	11.4	14.5	19.9	25.6
After-Tax Synergies (50% Sharing)	(1.7)	3.5	3.6	3.7	3.7	3.8
Unlevered Free Cash Flow After Synergies	(2.7)	10.0	15.0	18.2	23.6	29.4

1.	Six months ending August 31, 2021.
2.	Forecast based on discussions with management of EXFO, taking into account EXFO’s projected taxable income and tax assets.
3.	Forecast based on discussions with management of EXFO, based on historical levels of working capital accounts relative to sales, cost of sales or operating expenses, as applicable.

Discount Rates

Projected unlevered after-tax free cash flows for EXFO developed from the Management Forecast and the Updated Management Forecast were discounted based on the WACC. The WACC for EXFO was calculated based upon EXFO’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in EXFO and the T&M and SASS sectors. The cost of debt for EXFO was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“Beta”) and the equity risk premium. TD Securities reviewed a range of unlevered Betas for EXFO and a select group of comparable companies that have risks similar to EXFO in order to select the appropriate Beta for EXFO. The selected unlevered Beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity. TD Securities also applied a size premium to arrive at the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for EXFO were as follows:

Cost of Debt
Risk Free Rate (10-Year U.S. Government Bond Yield)	1.56%
Borrowing Spread	2.72%
Pre-Tax Cost of Debt	4.28%
Tax Rate	26.50%
After-Tax Cost of Debt	3.14%

Cost of Equity
Risk Free Rate (10-Year U.S. Government Bond Yield)	1.56%
Equity Risk Premium[1]	7.25%
Size Premium[1]	3.21%
Unlevered Beta	1.15
Levered Beta	1.19
After-Tax Cost of Equity	13.43%

WACC
Optimal Capital Structure (% Debt)	5.0%
WACC	12.91%

1.	Source: Duff & Phelps (2021).

Based upon the foregoing and taking into account sensitivity analysis on the variables discussed above, TD Securities determined the appropriate WACC for EXFO to be in the range of 12.5% to 13.5%.

Terminal Value

TD Securities calculated terminal enterprise values for EXFO on a sum-of-the-parts basis. The T&M segment terminal enterprise value was based on multiples of enterprise value to EBITDA and the SASS segment terminal enterprise value was based on multiples of enterprise value to sales for FY2026. The multiples of EBITDA utilized for the T&M segment were in the range of 9.0x – 12.0x EBITDA and the multiples of sales utilized for the SASS segment were in the range of 1.0x – 1.5x sales. This range was developed based upon an analysis of precedent transactions, TD Securities’ assessment of the growth prospects and risks for the respective segments’ operations and the long-term outlook for the business beyond the terminal year. TD Securities considered the implied growth rates into perpetuity of the free cash flows following the end of the forecast period to be reasonable in the circumstances.

Re-Allocated Costs in the DCF Analysis and Comparable Precedent Transactions Analysis

Given the sum-of-the-parts approach to T&M segment terminal enterprise value in the DCF analysis and in the Segmented Approach to the comparable precedent transactions analysis, TD Securities held discussions with management of EXFO to determine the amount, if any, of the incremental expenses that would be incurred if the T&M and SASS segments were to be separated (the “Re-Allocated Costs”). Management of EXFO estimated that US$5.0 million in corporate expenses currently allocated to the SASS segment would be re-allocated to the T&M segment if the T&M segment was to be considered on a standalone basis. Based on this review, TD Securities incorporated a negative adjustment to T&M EBITDA of: (i) US$5.0 million in the Segmented Approach to the comparable precedent transactions analysis, and (ii) US$5.5 million, reflecting cost inflation, in the segmented terminal value of the DCF analysis. The Re-Allocated Costs did not impact the value of the SASS segment in the Segmented Approach to the comparable precedent transactions analysis or the terminal value of the SASS segment in the DCF analysis as the SASS segment value was based on multiples of enterprise value to sales.

Summary of Discounted Cash Flow Analysis

The following is a summary of the value per share of EXFO implied by TD Securities’ DCF analysis:

(in US$ millions, except per share data in US$)	Management Forecast		Updated Management Forecast
	Low	High	Low	High
Assumptions

WACC	13.50%	12.50%	13.50%	12.50%
T&M Terminal Value EBITDA Multiple[1]	9.0x	12.0x	9.0x	12.0x
SASS Terminal Value Sales Multiple[2]	1.0x	1.5x	1.0x	1.5x

DCF Analysis

Net Present Value
Unlevered After-Tax Free Cash Flows	77.0	79.4	60.0	61.8
Terminal Value	272.8	394.9	254.6	369.1
Enterprise Value	349.8	474.3	314.6	430.9
Net Cash[3]	10.2	10.2	10.2	10.2
Equity Value	360.0	484.5	324.8	441.2

Equity Value Per Share	$6.01	$8.08	$5.42	$7.36

1.
Multiple applied to FY2026 EBITDA of $40.1 million in the Management Forecast and $36.2 million in the Updated Management Forecast, which include the Re-Allocated Costs applicable to the DCF analysis of $5.5 million.

2.	Multiple applied to FY2026 Sales of $135.7 million in the Management Forecast and $129.2 million in the Updated Management Forecast.
3.	Net cash as at February 28, 2021.

Sensitivity Analysis

As part of the DCF analysis, TD Securities performed sensitivity analyses on certain key assumptions as outlined below:

(in US$)		Impact on Equity Value per Subordinate Voting Share[1]
Variable	Sensitivity	Management Forecast	Updated Management Forecast

T&M Terminal Value EBITDA Multiple	+ 1.0x - 1.0x	+ 0.38 - 0.38	+ 0.35 - 0.35
SASS Terminal Value Sales Multiple	+ 0.25x - 0.25x	+ 0.32 - 0.32	+ 0.31 - 0.31
WACC	- 1.0% +1.0%	+ 0.32 - 0.30	+ 0.29 - 0.28
Annual Synergies[2]	+ US$3million - US$3 million	+ 0.23 - 0.23	+ 0.24 - 0.24
Annual Revenue Growth	+ 1.0% - 1.0%	+ 0.28 - 0.27	+ 0.26 - 0.25
Annual EBITDA Margin	+ 1.0% - 1.0%	+ 0.40 - 0.40	+ 0.39 - 0.38

1.	Impact is calculated based on the midpoint of the DCF analysis parameters.
2.	50% of the synergies, net of 50% of the estimated one-time costs to achieve such synergies, is reflected in TD Securities’ DCF analysis.

Comparable Precedent Transactions Analysis

TD Securities reviewed publicly available information with respect to comparable precedent transactions in the telecommunications services industry. TD Securities applied the comparable precedent transactions methodology to the T&M and SASS segments of EXFO on a sum-of-the-parts basis in the Segmented Approach and to EXFO on a consolidated basis in the Consolidated Approach. The comparable precedent transactions which were identified and reviewed by TD Securities are summarized below:

Date	Acquirer Target	Enterprise Value	EV / LTM EBITDA[1]	EV / LTM Sales[1]
(in US$ millions, unless otherwise specified)

T&M Focused

Mar-21	Spirent Communications plc octoScope, Inc.	$55 - $73[2]	n/a	2.8x - 3.7x2
Jul-20	HLD Europe S.C.A. Microwave Vision S.A.	€136[3]	9.3x4	1.4x
Feb-18	Viavi Solutions Inc. Cobham plc’s AvComm and Wireless Test and Measurement Businesses	$455	n/a	2.3x
Jan-17	Keysight Technologies, Inc. Ixia	$1,574	16.7x	3.2x
Jun-15	Keysight Technologies, Inc. Anite plc	£375	14.5x	3.2x
Oct-14	NetScout Systems, Inc. Danaher Corporation’s Communications Business	$2,619	13.3x5	3.1x5
May-14	Cobham plc Aeroflex Holding Corp.	$1,461	11.1x	2.3x
May-12	Ixia Anue Systems, Inc.	$145	15.1x	3.0x
Mar-10	EXFO Inc. NetHawk Oyj	€28 - €36[2]	6.6x - 8.6x2	1.0x - 1.3x2
Average			12.5x	2.5x

SASS Focused

Aug-17	EXFO Inc. Astellia S.A.	€34	nmf[6]	0.8x
Dec-13	JDS Uniphase Corporation Network Instruments, LLC	$200	n/a	5.0x
Jun-12	Ixia BreakingPoint Systems, Inc.	$160	n/a	4.4x
Feb-10	JDS Uniphase Corporation Agilent’s Network Solutions Communications Test Business	$165	n/a	1.0x
May-09	Ixia Catapult Communications Corporation	$68	nmf[6]	1.7x
Average			n/a	2.6x

1.	LTM reflects trailing 12 months based on most recent available quarterly data prior to the announcement of the transaction.
2.	Range represents values including and excluding the impact of earn-outs. Midpoint of the ranges are used to compute the average.
3.	Implied value of 100% of Microwave Vision S.A. based on the purchase price offered to acquire the controlling 52.95% stake.
4.	Adjusted EBITDA figures to remove the impact of IFRS 16 by reflecting the quantum of IFRS 16 impact provided in the annual report.
5.	Based on metrics for the year ended December 31, 2013 due to availability of information.
6.	EBITDA multiple not meaningful due to negative profitability of the target.

The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to EXFO’s T&M and SASS segments or to EXFO on a consolidated basis, as applicable, involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to EXFO. Given differences in business mix, economic and market conditions, growth prospects and risks inherent in the comparable precedent transactions identified, TD Securities did not consider any specific precedent transactions to be directly comparable to EXFO. TD Securities also noted that precedent transactions occurred in a varying range of economic and business environments.

For the purposes of the comparable precedent transactions analysis, TD Securities concluded that LTM EBITDA as at February 28, 2021 did not represent a normalized level of EBITDA for the T&M segment or for EXFO on a consolidated basis. Based upon discussions with management of EXFO, reviews of various research analyst views and the Management Forecast and the Updated Management Forecast, TD Securities determined that the forecasted EBITDA for the fiscal year ending August 31, 2021 (“FY2021”) in the Management Forecast and Updated Management Forecast (which are equal) represented a reasonable estimate of normalized EBITDA for EXFO and an appropriate basis of EBITDA for the purposes of the comparable precedent transactions analysis.

Based upon the foregoing, TD Securities selected appropriate valuation multiples for the Segmented Approach and the Consolidated Approach. In the Segmented Approach, TD Securities determined the appropriate multiple for T&M to be in the range of 9.0x to 12.0x enterprise value to EBITDA (FY2021) and for SASS to be in the range of 1.0x to 1.5x enterprise value to sales (FY2021). In the Consolidated Approach, TD Securities determined the appropriate multiple for EXFO to be in the range of 12.0x to 15.0x enterprise value to EBITDA (FY2021).

Summary of Comparable Precedent Transactions Value

The following is a summary of the results of TD Securities’ comparable precedent transactions analysis:

(in US$ millions)	Value Range
	Low	High
Segmented Approach

T&M Adj. EBITDA After Re-Allocated Costs (Pre-IFRS 16)[1]	32.7
Enterprise Value to EBITDA (FY2021)	9.0x	12.0x
T&M Enterprise Value	294.5	392.7

SASS Sales	82.4
Enterprise Value to Sales (FY2021)	1.0x	1.5x
SASS Enterprise Value	82.4	123.6

Total Enterprise Value (Segmented Approach)	376.9	516.3

Consolidated Approach

Adj. EBITDA (Pre-IFRS 16)	23.5
Enterprise Value to EBITDA (FY2021)	12.0x	15.0x
Total Enterprise Value (Consolidated Approach)	282.5	353.1

1.	Includes allocated corporate-level income and expenses and the Re-Allocated Costs applicable to the comparable precedent transactions analysis of $5.0 million.

The following is a summary of the value per share of EXFO implied by TD Securities’ comparable precedent transactions analysis:

(in US$ millions, except per share data in US$)	Segmented Approach		Consolidated Approach
	Low	High	Low	High

Enterprise Value	376.9	516.3	282.5	353.1
Net Cash[1]	10.2	10.2	10.2	10.2
Equity Value	387.1	526.5	292.8	363.4

Equity Value Per Share	$6.46	$8.78	$4.88	$6.06

1.	Net cash as at February 28, 2021.

Valuation Summary

The following is a summary of the range of fair market values of the Subordinate Voting Shares resulting from the DCF analysis and the comparable precedent transactions analysis:

(in US$ millions, except per share data in US$)	Value Using DCF Analysis				Value Using Comparable Precedent Transactions Analysis
	Management Forecast		Updated Management Forecast		Segmented Approach		Consolidated Approach
	Low	High	Low	High	Low	High	Low	High

Equity Value	360.0	484.5	324.8	441.2	387.1	526.5	292.8	363.4

Equity Value Per Share	$6.01	$8.08	$5.42	$7.36	$6.46	$8.78	$4.88	$6.06

In arriving at its opinion as to the fair market value of the Subordinate Voting Shares, TD Securities made qualitative judgments based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology.

Valuation Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of June 6, 2021, the fair market value of the Subordinate Voting Shares is in the range of US$5.75 to US$7.50 per Subordinate Voting Share.

Fairness Opinion

Approach to Fairness

In considering the fairness of the Consideration to be received by the SVS Shareholders pursuant to the Transaction, other than Germain Lamonde, his affiliated entities and any of their joint actors, TD Securities principally considered and relied upon:

1.	a comparison of the Consideration to the fair market value of the Subordinate Voting Shares as determined in the Valuation; and

2.
a comparison of the premiums implied by the Consideration to the trading prices of the Subordinate Voting Shares prior to announcement of the Transaction to the implied premiums in selected Canadian takeover transactions and US technology company takeover transactions.

Comparison of the Consideration to the Fair Market Value of the Subordinate Voting Shares

The Consideration to be received by the SVS Shareholders pursuant to the Transaction is within the range of fair market value of the Subordinate Voting Shares as at June 6, 2021, as determined by TD Securities in the Valuation.

Comparison of Implied Premiums

TD Securities considered premiums implied by the Consideration to the trading prices of the Subordinate Voting Shares prior to the day of announcement of the Transaction and to the day prior to Germain Lamonde’s initial approach to EXFO regarding a potential transaction as well as premiums implied by Canadian takeover transactions and US technology company takeover transactions calculated based on the closing price one day prior to announcement.

1 Day Premium
Canadian Transaction Premiums[1]
Average	33.1%
Median	32.0%

US Technology Transaction Premiums[2]
Average	32.0%
Median	30.7%

Premiums Implied by the Consideration
EXFO Subordinate Voting Shares (June 4, 2021)	62.2%
EXFO Subordinate Voting Shares (March 15, 2021)	39.2%

1.	Based on 224 transactions with Canadian public targets and a transaction value between C$100 million and C$1 billion (since 2010).
2.	Based on 165 transactions with US public targets in the technology industry and a transaction value between US$100 million and US$1 billion (since 2010).

Although TD Securities did not consider any specific transaction to be directly comparable to the Transaction, TD Securities believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. TD Securities noted that the premiums implied by the Consideration are above the median and average premiums implied by the selected Canadian takeover transactions and US technology company takeover transactions.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of June 6, 2021, the Consideration to be received by the SVS Shareholders, other than Germain Lamonde, his affiliated entities and any of their joint actors, pursuant to the Transaction is fair, from a financial point of view, to the SVS Shareholders other than Germain Lamonde, his affiliated entities and any of their joint actors.

Yours very truly,

TD Securities Inc.